UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13G

_____________________

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Zenas BioPharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

98937L105

(CUSIP Number)

                                     September 16, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98937L105	13G	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS NEA 18 Venture Growth Equity, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98937L105	13G	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS NEA Partners 18 VGE, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98937L105	13G	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS NEA 18 GP VGE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 98937L105	13G	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS Ali Behbahani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98937L105	13G	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS Carmen Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98937L105	13G	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS Anthony A. Florence, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98937L105	13G	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS Mohamad Makhzoumi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98937L105	13G	Page 9 of 21 Pages

1	NAME OF REPORTING PERSONS Edward T. Mathers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98937L105	13G	Page 10 of 21 Pages

1	NAME OF REPORTING PERSONS Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98937L105	13G	Page 11 of 21 Pages

1	NAME OF REPORTING PERSONS Paul E. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98937L105	13G	Page 12 of 21 Pages

1	NAME OF REPORTING PERSONS Rick Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 2,613,948 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 2,613,948 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,948 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98937L105	13G	Page 13 of 21 Pages

Item 1(a).	Name of Issuer:

Zenas BioPharma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Winter Street, North Building, Suite 1200, Waltham, MA 02451.

Item 2(a).	Names of Persons Filing:

NEA 18 Venture Growth Equity, L.P (“NEA 18 VGE”); NEA Partners 18 VGE, L.P. (“NEA Partners 18 VGE”), which is the sole general partner of NEA 18 VGE; NEA 18 GP VGE, LLC (“NEA 18 VGE LLC”), which is the sole general partner of NEA Partners 18 VGE; and Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A. Florence, Jr. (“Florence”), Mohamad Makhzoumi (“Makhzoumi”), Edward T. Mathers (“Mathers”), Scott D. Sandell (“Sandell”), Paul E. Walker (“Walker”) and Rick Yang (“Yang”) (together, the “Managers”).

The persons named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The address of the principal business office of NEA 18 VGE, NEA Partners 18 VGE, NEA 18 VGE LLC and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.

Item 2(c).	Citizenship:

NEA 18 VGE and NEA Partners 18 VGE are limited partnerships organized under the laws of the State of Delaware. NEA 18 VGE LLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP No.:

98937L105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 98937L105	13G	Page 14 of 21 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

(i)	NEA 18 VGE is the record owner of 2,613,948 shares of Common Stock as of September 16, 2024 (the “NEA 18 VGE Shares”). As the sole general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the NEA 18 VGE Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the NEA 18 VGE Shares. As the individual managers of NEA 18 VGE LLC, each of the Managers also may be deemed to own beneficially the NEA 18 VGE Shares.

(ii)	By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of NEA 18 VGE, NEA Partners 18 VGE and NEA 18 VGE LLC may be deemed to share the power to direct the disposition and vote of the NEA 18 VGE Shares.

(b)	Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 39,792,381 shares of Common Stock reported by the Issuer to be outstanding as of September 16, 2024 upon the closing of the Issuer’s initial public offering, as reported on its prospectus filed under Rule 424(b)(4) filed with the Securities and Exchange Commission on September 12, 2024.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Securities except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 98937L105	13G	Page 15 of 21 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 98937L105	13G	Page 16 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 25, 2024

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

NEA 18 VGE GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 98937L105	13G	Page 17 of 21 Pages

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Paul Walker

                 *

Rick Yang

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Schedule 13G was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 98937L105	13G	Page 18 of 21 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Zenas BioPharma, Inc.

EXECUTED this 25th day of September, 2024.

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

NEA 18 VGE GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 98937L105	13G	Page 19 of 21 Pages

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Paul Walker

                 *

Rick Yang

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Agreement was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 98937L105	13G	Page 20 of 21 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 98937L105	13G	Page 21 of 21 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang